UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

06 March 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Manifold
2	Reason for the notification
a)	Position/status	Chief Executive, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction

1.     2020 Deferred Share Award
2.     Grant of an award made under the CRH plc 2014 Performance Share Plan
3.     Acquired under an employee share participation scheme
4.     Release of Deferred Share Award
5.     Vesting of Performance Share Plan Award
6.     Sale of Shares

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	€33.38 (see g) Additional Information)	29,419
		2.	n/a	172,509
		3.	€32.01745	396
		4.	n/a	26,820
		5.	n/a	117,048
		6.	€31.92	98,500
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1., 2. & 3. 3rd March 2020 4., 5. & 6. 5th March 2020
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	1. Conditional share award over 29,419 Ordinary Shares, pursuant to the rules of the 2014 Deferred Share Bonus Plan based on the three-month average share price to 31st December 2019.

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Senan Murphy
2	Reason for the notification
a)	Position/status	Finance Director, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction

1.     2020 Deferred Share Award
2.     Grant of an award made under the CRH plc 2014 Performance Share Plan
3.     Acquired under an employee share participation scheme
4.     Release of Deferred Share Award
5.     Sale of Shares

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	€33.38 (see g) Additional Information)	10,235
		2.	n/a	55,492
		3.	€32.01745	396
		4.	n/a	7,847
		5.	€31.78302	4,145
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1., 2. & 3. 3rd March 2020 4. & 5. 5th March 2020
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	1. Conditional share award over 10,235 Ordinary Shares, pursuant to the rules of the 2014 Deferred Share Bonus Plan based on the three-month average shar price to 31st December 2019.

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them
 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Neil Colgan
2	Reason for the notification
a)	Position/status	Company Secretary, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction	1. Acquired under an employee share participation scheme 2. Grant of an award made under the CRH plc 2014 Performance Share Plan 3. Transfer to Spouse
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	€32.01745	396
		2.	n/a	8,220
		3.	n/a	381
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1.,& 2. 3rd March 2020 3. 6th March 2020
f)	Place of the transaction	Dublin, Ireland
g)	Additional Information	n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 06 March 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary